As filed with the Securities and Exchange Commission on September 8, 2020.

Registration No. 333-248428

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S‑1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ATHIRA PHARMA, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2836	45-3368487
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	4000 Mason Road, Suite 300 Seattle, WA 98195 (206) 221-8112

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Leen Kawas, Ph.D. President and Chief Executive Officer
Athira Pharma, Inc. 4000 Mason Road, Suite 300
Seattle, WA 98195 (206) 221-8112

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Michael Nordtvedt Bryan D. King Donna Petkanics Wilson Sonsini Goodrich & Rosati, Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Copies to:	Charles S. Kim Alan D. Hambelton David Peinsipp Cooley LLP 1700 Seventh Avenue, Suite 1900 Seattle, WA 98101 (206) 452-8700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

EXPLANATORY NOTE

This Amendment No. 1 (Amendment No. 1) to the Registration Statement on Form S-1 (File No. 333-248428) of Athira Pharma, Inc. (Registration Statement) is being filed solely for the purpose of filing certain exhibits as indicated in Part II of this Amendment No. 1. This Amendment No. 1 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered under this registration statement are as follows:

Amount Paid or to Be Paid
SEC registration fee		$12,980
FINRA filing fee		15,500
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in its best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the registrant require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases, redemptions or other distributions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the registrant has entered into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

These indemnification provisions and the indemnification agreements entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement between the registrant and the underwriters filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us since September 8, 2017:

(a) From September 8, 2017 through September 8, 2020, we granted 6,465,000 options to purchase shares of our common stock to our employees, directors and consultants at a weighted-average exercise price of $0.17 per share under our 2014 Equity Incentive Plan, or 2014 Plan. We also issued and sold an aggregate of 7,572,500 shares of our common stock to our employees, directors and consultants at a weighted-average exercise price of $0.10 per share pursuant to exercises of options granted under our 2014 Plan.

(b) From December 17, 2018 through January 13, 2020, we issued and sold subordinated convertible promissory notes in an aggregate principal amount of $3.8 million.

(c) From October 17, 2017 to March 13, 2018, we issued and sold an aggregate of 3,313,220 shares of our Series A convertible preferred stock at a purchase price of $1.25 per share, for aggregate consideration of approximately $4.1 million.

(d) In November 2018, we issued 100,000 restricted shares of our common stock to an advisory board member as compensation for services provided to us.

(e) On May 29, 2020, we issued and sold an aggregate of 4,067,148 shares of our Series B-1 convertible preferred stock upon conversion of approximately $4.0 million in outstanding convertible notes, at a conversion price of $0.98 per share.

(f) From May 29, 2020 through June 23, 2020, we issued and sold an aggregate of 74,328,105 shares of our Series B convertible preferred stock at a purchase price of $1.15 per share, for aggregate consideration of approximately $85.5 million. Concurrently with these issuances, we also issued and sold warrants to purchase 18,582,009 shares of our common stock at an exercise price of $0.01 per share to the purchasers of our Series B convertible preferred stock. Each purchaser of our Series B convertible preferred stock received warrants to purchase a number of shares of our common stock equal to 25% of the number of shares of our Series B convertible preferred stock purchased by such purchaser in the transaction.

(g) On May 29, 2020, we issued warrants to purchase up to 1,010,955 shares of our Series B convertible preferred stock to JMP Securities LLC, in partial consideration for their services in connection with the sale and issuance of our Series B convertible preferred stock.

(h) From May 29, 2020 to September 4, 2020, we issued an aggregate of 8,543,476 shares of our common stock upon exercise of warrants to purchase shares of our common stock, at an exercise price of $0.01 per share.

(i) On August 26, 2020, we issued a warrant to purchase up to 55,000 shares of our common stock at an exercise price per share of $1.20.

No underwriters were involved in the sales, and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

The offers, sales and issuances of the securities described in Items 15(b), (c), (e), (f), (g), (h) and (i) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor and had adequate access, through employment, business or other relationships, to information about the registrant.

The offers, sales and issuances of the securities described in Item 15(a) and (d) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act in that such sales did not involve a public offering or under Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under the registrant’s 2014 Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The following exhibits are filed as part of this registration statement.

Exhibit Number	Description

1.1	Form of Underwriting Agreement

3.1	Form of Amended and Restated Certificate of Incorporation, to be effective upon completion of the offering

3.2	Form of Amended and Restated Bylaws, to be effective upon completion of the offering

4.1*	Specimen Common Stock Certificate of the Registrant

4.2	Investors’ Rights Agreement, dated May 29, 2020, as amended, by and among the Registrant and the Investors and Key Holders party thereto

4.3**	Form of Warrant to Purchase Series B Preferred Stock

4.4**	Form of Warrant to Purchase Common Stock

4.5	Warrant to Purchase Common Stock of the Registrant, dated April 8, 2013

4.6	Warrant to Purchase Common Stock of the Registrant, dated August 26, 2020

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1**+	Form of Director and Executive Officer Indemnification Agreement

10.2+	2014 Equity Incentive Plan, as amended

10.3+	Form of Stock Option Agreement under the 2014 Equity Incentive Plan

10.4+	Form of Restricted Share Award under the 2014 Equity Incentive Plan

10.5+	2020 Equity Incentive Plan

10.6+	Form of Stock Option Agreement under the 2020 Equity Incentive Plan

10.7+	Form of Restricted Stock Award Agreement under the 2020 Equity Incentive Plan

10.8+	Form of RSU Agreement under the 2020 Equity Incentive Plan

10.9**†	Amended and Restated Standard Exclusive Licensing Agreement with Sublicensing Terms, dated October 28, 2015, by and between the Registrant and Washington State University, and amendments thereto

10.10+	2020 Employee Stock Purchase Plan and Form of Subscription Agreement thereunder

10.11+	Lease Agreement, dated July 20, 2020, by and between the Registrant and North Creek Parkway Center Investors, LP

10.12+	Outside Director Compensation Policy

10.13+	Executive Incentive Compensation Plan

10.14+	Confirmatory Employment Letter between the Registrant and Leen Kawas, Ph.D.

10.15+	Confirmatory Employment Letter between the Registrant and Mark Litton, Ph.D.

10.16+	Confirmatory Employment Letter between the Registrant and Kevin Church, Ph.D.

10.17+	Confirmatory Employment Letter between the Registrant and Glenna Mileson

10.18+	Change in Control and Severance Agreement between the Registrant and Leen Kawas, Ph.D.

10.19+	Change in Control and Severance Agreement between the Registrant and Mark Litton, Ph.D.

10.20+	Change in Control and Severance Agreement between the Registrant and Glenna Mileson

10.21*+	Employment Offer Letter between the Registrant and Hans Moebius, Ph.D.

10.22*+	Change in Control and Severance Agreement between the Registrant and Hans Moebius, Ph.D.

21.1	List of subsidiaries of the Registrant

23.1**	Consent of Ernst and Young, LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1**	Power of Attorney (included in signature page)

+	Indicates a management contract or compensatory plan.
†

Pursuant to Item 601(b)(10) of Regulation S-K, certain portions of this exhibit have been omitted by means of marking such portions with asterisks because the Registrant has determined that the information is not material and would likely cause competitive harm to the Registrant if publicly disclosed.

*	To be filed by amendment.
**	Previously filed.

(b) Financial statement schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on September 8, 2020.

ATHIRA PHARMA, INC.

By:	/s/ Leen Kawas
Leen Kawas President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Leen Kawas	President, Chief Executive Officer and Director	September 8, 2020
	Leen Kawas	(Principal Executive Officer)

	/s/ Glenna Mileson	Chief Financial Officer	September 8, 2020
	Glenna Mileson	(Principal Financial and Accounting Officer)

	*	Chairman of the Board of Directors	September 8, 2020
Tadataka Yamada

	*	Director	September 8, 2020
Joseph Edelman

	*	Director	September 8, 2020
John M. Fluke, Jr.

	*	Director	September 8, 2020
James A. Johnson

*By:	/s/ Leen Kawas
Leen Kawas
Attorney-in-fact

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